UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

Weber Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

94770D102

 (CUSIP Number)

Mary Ann Todd

BDT Capital Partners, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael Kaplan

Marc O. Williams

Evan Rosen

Pedro J. Bermeo

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

August 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 94770D102

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 179,418,974(1)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 179,418,974 (1)

(11)	Aggregate amount beneficially owned by each reporting person 179,418,974 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 87.6% (2)
(14)	Type of reporting person OO, IA

(1)	Consists of (i) 25,713,538 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Weber Inc., a Delaware corporation (the “Issuer”), (ii) 8,929 shares of Class A Common Stock pursuant to an award of restricted stock units and (iii) 153,696,507 shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), of the Issuer.
(2)	Represents the percentage of Class A Common Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The shares beneficially owned represent 62.5% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class based upon 51,061,150 shares of Class A Common Stock issued and outstanding and 236,117,457 shares of Class B Common Stock issued and outstanding as of August 19, 2021. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to the Issuer’s stockholders for a vote.

CUSIP No. 94770D102

(1)	Name of reporting persons BDT WSP Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 153,704,156 (3)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 153,704,156 (3)

(11)	Aggregate amount beneficially owned by each reporting person 153,704,156 (3)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 75.1% (4)
(14)	Type of reporting person OO

(3)	Consists of (i) 7,649 shares of Class A Common Stock pursuant to an award of restricted stock units and (ii) 153,696,507 shares of Class B Common Stock.
(4)	See footnote 2 above. The shares beneficially owned represent 53.5% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

(1)	Name of reporting persons BDT Capital Partners I-A Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 25,714,818 (5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 25,714,818 (5)

(11)	Aggregate amount beneficially owned by each reporting person 25,714,818 (5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 50.4% (6)
(14)	Type of reporting person OO

(5)	Consists of (i) 25,713,538 shares of Class A Common Stock and (ii) 1,280 shares of Class A Common Stock pursuant to an award of restricted stock units.
(6)	See footnote 2 above. The shares beneficially owned represent 9.0% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

(1)	Name of reporting persons BDTCP GP I, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 25,714,818 (7)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 25,714,818 (7)

(11)	Aggregate amount beneficially owned by each reporting person 25,714,818 (7)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 50.4% (8)
(14)	Type of reporting person OO

(7)	See footnote 5 above.
(8)	See footnote 2 above. The shares beneficially owned represent 9.0% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 179,418,974 (9)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 179,418,974 (9)

(11)	Aggregate amount beneficially owned by each reporting person 179,418,974 (9)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 75.1% (10)
(14)	Type of reporting person OO

(9)	See footnote 1 above.
(10)	See footnote 2 above. The shares beneficially owned represent 53.5% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 15,518,130 (11)
	(8)	Shared voting power 179,418,974 (12)
	(9)	Sole dispositive power 15,518,130 (11)
	(10)	Shared dispositive power 179,418,974 (12)

(11)	Aggregate amount beneficially owned by each reporting person 194,937,104 (13)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 89.8% (14)
(14)	Type of reporting person IN

(11)	Consists of (i) 3,236,875 shares of Class A Common Stock and (ii) 12,281,255 shares of Class B Common Stock. These securities are owned directly by Byron and Tina Trott.
(12)	See footnote 1 above.
(13)	Consists of (i) 28,950,413 shares of Class A Common Stock, (ii) 8,929 shares of Class A Common Stock pursuant to an award of restricted stock units and (iii) 165,977,762 shares of Class B Common Stock.
(14)	See footnote 2 above. The shares beneficially owned represent 67.9% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

Item 1. Security and Issuer.

This statement relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Weber Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1415 S. Roselle Road, Palatine, Illinois 60067.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (i) BDT Capital Partners, LLC, a Delaware limited liability company (“BDT CP”), (ii) BDT WSP Holdings, LLC, a Delaware limited liability company (the “Investor”), (iii) BDT Capital Partners I-A Holdings, LLC, a Delaware limited liability company (“Holdings”), (iv) BDTCP GP I, LLC, a Delaware limited liability company (“BDTCP GP I”), (v) BDTP GP, LLC, a Delaware limited liability company that is the managing member of BDT CP (“BDTP”), and (vi) Byron D. Trott, who is the sole member of BDTP. BDT CP, Investor, Holdings, BDTCP GP I, BDTP and Mr. Trott are collectively referred to as the “Reporting Persons.”

Mr. Trott is the sole member of BDTP, which is the managing member of BDT CP, which is the managing member of each of the Investor and BDTCP GP I, which is the managing member of Holdings. Each of BDT CP, BDTP and Mr. Trott may be deemed to have indirect voting and investment control over the shares held by Investor and Holdings, and in addition, BDTCP GP I may be deemed to have indirect voting and investment control over the shares held by Holdings. Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein.

(b) The principal office of each of the Reporting Persons is 401 North Michigan Avenue, Suite 3100, Chicago, Illinois 60611.

(c) The principal occupation of Mr. Trott is Founder, Chairman and CEO of BDT CP. The principal business of each of the other Reporting Persons is investing.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Trott is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 9, 2021, in connection with the Issuer’s initial public offering, the Issuer entered into a series of transactions to implement an internal reorganization (the “Reorganization Transactions”). The Common Stock received by the Reporting Persons in connection with the Reorganization Transactions was registered with the Commission pursuant to the Issuer’s Registration Statement on Form S-1 (File No. 333-257824), as amended, which is incorporated herein by reference.

As a result of the Reorganization Transactions, the Reporting Persons received the following: (i) Investor received 154,283,166 shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), of the Issuer (the “Investor Reorganization Shares”), (ii) Holdings received 25,811,687 shares of Class A Common Stock (the “Holdings Reorganization Shares”), and (iii) Mr. Trott, together with Ms. Trott, received 3,236,875 shares of Class A Common Stock and 12,281,255 shares of Class B Common Stock (the “Trott Reorganization Shares”).

On August 9, 2021, Mr. Trott purchased 1,000,000 shares of Class A Common Stock (together with the Trott Reorganization Shares, the “Trott Shares”) in the Issuer’s initial public offering at the public offering price of $14.00 per share. These shares were purchased with available cash on hand.

On August 9, 2021, the Investor and Holdings acquired from Kelly D. Rainko an award of restricted stock units (“RSUs”) relating to 8,929 shares of Class A Common Stock granted to Ms. Rainko in connection with her service as a director. Ms. Rainko has automatically assigned all rights, title and interest in the RSUs to Investor and Holdings, split proportionally based on the number of shares of Class A Common Stock and Class B Common Stock beneficially owned by each such entity, resulting in Investor receiving RSUs relating to 7,649 shares of Class A Common Stock (together with the Investor Reorganization Shares, the “Investor Shares”) and Holdings receiving RSUs relating to 1,280 shares of Class A Common Stock (together with the Holdings Reorganization Shares, the “Holdings Shares”). These RSUs vest on the earlier of (i) the one year anniversary of the date of grant and (ii) the time of the annual stockholder meeting that occurs during the 2022 fiscal year.

On August 19, 2021, the Pre-IPO LLC Members and the Blocker Equityholders (as defined below), including Investor and Holdings, sold to the Issuer a number of LLC Units and shares of Class A Common Stock corresponding to the number of shares of Class A Common Stock purchased by the underwriters pursuant to the partial exercise of the Option (as defined below).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s limited partners and transfers to such Reporting Person’s affiliates) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Kelly D. Rainko, a partner of BDT & Company, LLC (an affiliate of BDT CP), Elliott Hill, an advisor to BDT CP, Martin McCourt, a BDT Operating Partner, and Melinda R. Rich, an advisor to BDT CP, serve as directors of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Calculations of the voting percentage of the shares of Common Stock beneficially owned assumes that there were 51,061,150 shares of Class A Common Stock issued and outstanding and 236,117,457 shares of Class B Common Stock issued and outstanding following the closing of the Issuer’s initial public offering on August 9, 2021, and the subsequent settlement of the partial exercise by the underwriters of the Option (as defined below) and the related repurchases by the Issuer pursuant to the Securities Purchase Agreements (as defined below) on August 19, 2021. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to the Issuer’s stockholders for a vote.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

By virtue of the relationships described under Item 2 of the Schedule 13D, each of BDT CP, BDTP and Mr. Trott may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Investor Shares and the Holdings Shares, and in addition, BDTCP GP I may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of the Holdings Shares.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons, other than the Investor with respect to the Investor Shares, Holdings with respect to the Holdings Shares and Mr. Trott with respect to the Trott Shares, disclaim beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c) Except for the Reorganization Transactions, the acquisition by Mr. Trott of 1,000,000 shares of Class A Common Stock on August 9, 2021, the transfer of the RSUs to the Investor and Holdings on August 9, 2021, and the sales to the Issuer on August 19, 2021 in connection with the underwriters' partial exercise of the Option, described herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Except as stated elsewhere in this Item 5 or in Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the Reorganization Transactions referred to in Item 4 above, the Issuer’s executive officers, directors and significant stockholders have agreed that, for a period of 180 days from the date of the Prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock (including common interest units (the “LLC Units”) in Weber HoldCo LLC) subject to certain exceptions (including dispositions in connection with the Reorganization Transactions).

Fifth Amended and Restated Limited Liability Company Agreement of Weber-Stephen Products LLC

In connection with the Reorganization Transactions referred to in Item 4 above, the Limited Liability Company Agreement of Weber-Stephen Products LLC was amended and restated.

Registration Rights Agreement

In connection with the Reorganization Transactions referred to in Item 4 above, the Issuer entered into the Registration Rights Agreement with the equityholders of BDT WSP Blocker, LLC (the “Blocker Equityholders”) and the holders of outstanding equity interests of Weber-Stephen Products LLC prior to the offering (the “Pre-IPO LLC Members”).

Reorganization Agreement

In connection with the Reorganization Transactions referred to in Item 4 above, the Issuer, Weber-Stephen Products LLC, the Blocker Equityholders and the Pre-IPO LLC Members entered into a reorganization agreement and related agreements to effect the Reorganization Transactions.

Tax Receivable Agreement

In connection with the Reorganization Transactions referred to in Item 4 above, the Issuer entered into a Tax Receivable Agreement with the Pre-IPO LLC Members that obligates the Issuer to make payments to the Pre-IPO LLC Members and any future party to the Tax Receivable Agreement generally equal to 85% of the applicable cash savings that the Issuer actually realizes as a result of the Issuer’s allocable share of certain existing tax basis in tangible and intangible assets related to certain transactions that resulted in a step-up in Weber HoldCo LLC’s tax basis, certain tax basis adjustments resulting from the purchase of LLC Units from the Pre-IPO LLC Members in connection with or after the offering, future taxable redemptions or exchanges of LLC Units by the holders of LLC Units and from payments made under the Tax Receivable Agreement, pursuant to the terms of the Tax Receivable Agreement.

Stockholders Agreement

In connection with the Reorganization Transactions referred to in Item 4 above, at the closing of the offering, the Issuer entered into the Stockholders Agreement with each of the Pre-IPO LLC Members, which provides that, for so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of Common Stock, approval by the Pre-IPO LLC Members will be required for certain corporate actions. These actions include: (1) change of control transactions, including mergers or amalgamations, consolidations or a sale of all or substantially all assets; (2) any dissolution, liquidation or reorganization, including filing for bankruptcy; and (3) any changes to the strategic direction or scope of the Issuer’s principal business or that of Weber HoldCo LLC. Furthermore, the Stockholders Agreement provides that, so long as the Pre-IPO LLC Members beneficially hold at least a majority of the aggregate outstanding shares of Common Stock, the Pre-IPO LLC Members will be able to designate a majority of the nominees for election to the Board, including the nominee for election to serve as Chair of the Board. If the Pre-IPO LLC Members beneficially own less than 50% of the aggregate number of outstanding shares of Common Stock, such designation rights will be proportionately reduced—for example, if the size of the Board is nine members, the Pre-IPO LLC Members may designate: four nominees, if they beneficially own between 40% and 50% of the aggregate number of outstanding shares of Common Stock; three nominees, if they beneficially own between 30% and 40% of the aggregate number of outstanding shares of Common Stock; two nominees, if they beneficially own between 20% and 30% of the aggregate number of outstanding shares of Common Stock; and one nominee, if they beneficially own between 10% and 20% of the aggregate number of outstanding shares of Common Stock.

Securities Purchase Agreements

Pursuant to the Underwriting Agreement between the Issuer and the underwriters, dated August 4, 2021, and in connection with the offering, the underwriters have an option (the “Option”) to purchase up to an additional 2,678,571 shares of Class A Common Stock from the Issuer. On August 18, 2021, the underwriters exercised a portion of this Option to purchase 1,000,000 shares of Class A Common Stock from the Issuer on August 19, 2021. The underwriters may exercise the remainder of the Option for 30 days after the date of the Prospectus.

In connection with the Reorganization Transactions referred to in Item 4 above and the Option, the Issuer and the Pre-IPO LLC Members entered into the Securities Purchase Agreement, pursuant to which the Pre-IPO LLC Members agreed, severally and not jointly, to sell to the Issuer, on the closing date of the Option (the “Closing Date”), and the Issuer agreed to purchase from the Pre-IPO LLC Members, to the extent the Option is exercised, a number of LLC Units at a purchase price per LLC Unit equal to the initial public offering price for the Class A Common Stock, minus the underwriting commission.

In connection with the Reorganization Transactions referred to in Item 4 above and the Option, the Issuer and the Blocker Equityholders entered into the Securities Purchase Agreement, pursuant to which the Blocker Equityholders agreed, severally and not jointly, to sell to the Issuer, on the Closing Date, and the Issuer agreed to purchase from the Blocker Equityholders on the Closing Date, to the extent the Option is exercised, a number of shares of Class A Common Stock at a purchase price per share of Class A Common Stock equal to the initial public offering price for the Class A Common Stock, minus the underwriting commission.

On August 19, 2021, the Pre-IPO LLC Members and the Blocker Equityholders sold to the Issuer a number of LLC Units and shares of Class A Common Stock corresponding to the number of shares of Class A Common Stock purchased by the underwriters pursuant to the partial exercise of the Option referred to above.

The description of the Lock-Up Agreement, the Fifth Amended and Restated Limited Liability Company Agreement of Weber-Stephen Products LLC, the Registration Rights Agreement, the Reorganization Agreement, the Tax Receivable Agreement, the Stockholders Agreement, the Underwriting Agreement and the Securities Purchase Agreements contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of August 19, 2021, by and among the Reported Persons
2.	Form of Lock-Up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
3.	Form of Fifth Amended and Restated Limited Liability Company Agreement of Weber-Stephen Products LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
4.	Form of Registration Rights Agreement between Weber Inc., the Pre-IPO LLC Members and Blocker Equityholders (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
5.	Form of Reorganization Agreement between Weber Inc., Weber-Stephen Products LLC and the parties named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
6.	Form of Tax Receivable Agreement between Weber Inc. and the Pre-IPO LLC Members (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
7.	Form of Stockholders Agreement between Weber Inc. and the Pre-IPO LLC Members (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
8.	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 27, 2021).
9.	Form of Securities Purchase Agreement between Weber Inc. and the Pre-IPO LLC Members.
10.	Form of Securities Purchase Agreement between Weber Inc. and the Blocker Equityholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BDT WSP Holdings, LLC
By:	BDT Capital Partners, LLC
Its:	Managing Member

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BDT Capital Partners I-A Holdings, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott